File Nos. 69-362

69-412

69-419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A

Amendment No. 1 to

Statement by Holding Company Claiming Exemption under

Rule U-3A-2 from the Provisions of the Public Utility

Holding Company Act of 1935

Duquesne Light Holdings, Inc.

(File No. 69-362),

DQE Enterprises, Inc.

(File No. 69-412)

and

Duquesne Energy Solutions, LLC

(formerly DQE Energy Services, LLC)

(File No. 69-419)

(Names of Companies)

Each of Duquesne Light Holdings, Inc.; DQE Enterprises, Inc.; and Duquesne Energy Solutions, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, this Amendment No. 1 to its statement filed March 1, 2005, claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment is being filed in order to provide the following consolidating financial statements of each filing entity:

EXHIBIT A

A consolidating statement of income and surplus of Duquesne Light Holdings for 2004, together with a consolidating balance sheet of Duquesne Light Holdings as of December 31, 2004, is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed on March 28, 2005, as part of the Duquesne Light Holdings Annual Report on Form 10-K for the year ended December 31, 2004 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

A consolidating statement of income and surplus of DQE Enterprises for 2004, together with a consolidating balance sheet of DQE Enterprises as of December 31, 2004, is attached as Exhibit 99.2.

A consolidating statement of income and surplus of Duquesne Energy Solutions for 2004, together with a consolidating balance sheet of Duquesne Energy Solutions as of December 31, 2004, is attached as Exhibit 99.3.

Each of the above-named claimants has caused this Amendment No. 1 to be duly executed on its behalf by its authorized officers on March 31, 2005.

ATTEST:	DUQUESNE LIGHT HOLDINGS, INC.

/s/ D.L. RABUZZI	By:	/s/ STEVAN R. SCHOTT
D.L. Rabuzzi		Stevan R. Schott
Corporate Secretary		Senior Vice President and Chief Financial Officer

CORPORATE SEAL

ATTEST:	DQE ENTERPRISES, INC.

/s/ D.L. RABUZZI	By:	/s/ ANTHONY F. PEKNY
D.L. Rabuzzi		Anthony F. Pekny
Secretary		President

CORPORATE SEAL

ATTEST:	DUQUESNE ENERGY SOLUTIONS, LLC

/s/ D.L. RABUZZI	By:	/s/ JOHN R. SCHMITT
D.L. Rabuzzi		John R. Schmitt
Secretary		Vice President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Morgan K. O’Brien	President and Chief Executive Officer
(Name)	(Title)

Duquesne Light Holdings, Inc. 411 Seventh Avenue Pittsburgh, PA 15219
(Address)

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